U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

dated October 25, 2005

WORLD GAMING PLC

(Exact Name as Specified in its Charter)

        N/A

(Translation of Registrant’s Name)

Jasmine Court

Friars Hill Road

St. Johns, Antigua

(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

EXPLANATORY NOTE:

Attached hereto as an exhibit to this Form 6-K is a press release dated October 25, 2005 relating to a proposed acquisition and a related public offering by the Registrant. The proposed public offering will be solely outside of the United States and U.S. persons will be prohibited from participating therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:	October 25, 2005

WORLD GAMING PLC

By: /s/ David James Naismith

Name: David James Naismith

Title: CFO

2

EXHIBIT INDEX

Exhibit	Description of Exhibit
1	Press Release dated October 25, 2005

3

EXHIBIT 1

PRESS RELEASE	25 OCTOBER 2005

WORLD GAMING PLC

(“World Gaming”)

Acquisition and suspension of trading on AIM

The Directors of World Gaming (“the Directors”) are pleased to announce that the World Gaming Group has entered into a conditional purchase agreement (described below) to acquire certain of the businesses and assets of Real Entertainment Ltd (“Real”) and the entire issued share capital of DNI Holdings Ltd (“DNI”) (together the “SPORTSBETTING.COM Group”). The SPORTSBETTING.COM Group is currently the World Gaming Group’s largest licensee. The comprehensive combined businesses of the two groups will further leverage the World Gaming Group’s existing software, infrastructure assets and experience.

The SPORTSBETTING.COM Group has established a number of popular Internet-based gaming brands since its inception in September 1999, including its flagship brand www.sportsbetting.com and its other primary sites www.racebook.com and www.win4real.com. The SPORTSBETTING.COM Group offers a full suite of sports betting, horseracing, casino, and poker products on each of its sites as part of the gaming software which it licenses and sublicenses from the World Gaming Group.

The acquisition is conditional upon the World Gaming Group securing the required debt and equity financing as well as obtaining the consent of World Gaming’s shareholders at the Annual General Meeting (“AGM”). The conditional purchase agreement provides that the vendors may terminate the agreement if these conditions are not met by 14 December 2005, unless extended by mutual agreement of World Gaming and the vendors.

World Gaming will mail its shareholders a notice for the AGM together with a circular containing comprehensive details of both groups and the transaction as contemplated. This will be sent together with proxy materials not less than 21 days prior to the AGM, which the Directors expect will be held in late November 2005.

The transaction constitutes a Reverse Takeover for the purpose of the AIM rules and hence in accordance with these rules World Gaming has requested that its shares be suspended from trading on AIM until the AGM. World Gaming will apply for the enlarged issued share capital (which includes the existing shares, placing shares and shares issued to the vendors of the SPORTSBETTING.COM Group as part of the acquisition) to be admitted to trading on AIM subject to the conditions being satisfied. Dealings on AIM in the enlarged issued share capital shall commence as soon as practicable thereafter. If the conditions of the acquisition are not met, dealings in the existing ordinary shares on AIM will continue as soon as practicable.

TERMS OF THE TRANSACTION

The World Gaming Group will acquire certain assets of Real and the entire share capital of DNI. The principal terms, as set out below, highlight the key elements of the offer for the acquisition of the SPORTSBETTING.COM Group, which is expected to complete, subject to completion of the required equity and debt financing and the passing of the resolutions at the AGM, having an effective date of 1 October 2005 (“the Effective Date”). The Effective Date is that date at which all of the business and assets of the SPORTSBETTING.COM Group are deemed to have been acquired, subject to completion of the acquisition.

The payments are structured as follows:

•

The consideration paid will be equal to six times the SPORTSBETTING.COM Group’s Profit Before Tax (“PBT”) as defined under International Accounting Principles for the calendar year of 2005, up to a maximum total consideration of $96m, which shall be satisfied 75% in cash and 25% by the issue and allotment of Consideration Shares;

•

The consideration shall be $96m provided that the PBT is not less than $15m. To the extent that the PBT is below $15m, the consideration shall be six times the 2005 PBT, subject to a minimum consideration of $72m (see the example detailed below). Any reductions shall come 75 per cent from cash and 25 per cent from equity;

•	World Gaming proposes to pay the consideration as follows:

Description	Due	$m

		Example

First Payment
Cash Only	On completion	54.0

Second Payment - 6 x Full Year 2005 PBT less First Payment (to a maximum of $16m) less holdback for Third Payment

Cash	January 7, 2006	10.8
Shares	January 7, 2006	21.6

Third Payment – 10 per cent Holdback of Total Consideration

Cash	October 7, 2006	7.2
Shares	October 7, 2006	2.4

		96.0

The second and third payments will be paid into escrow during the fourth quarter of 2005 and the first quarter of 2006, pending verification of the 2005 PBT.

•

The third payment shall become payable seven days after the first anniversary of the Effective Date subject to no warranties having been breached by the vendors and any adjustments having been required for calendar 2005 full year audit. In the event of a dispute, both parties will agree on an independent expert to resolve the disputed portion in a manner binding on both parties.

The terms of the acquisition require that the vendors shareholding in World Gaming shall not exceed 29.9 per cent at any time. The Consideration Shares issued to the vendors will be at the same price as the equity fund-raising which is expected to be carried out in conjunction with the acquisition, and will be subject to lock-up arrangements.

In the event that the conditions upon which the transaction is conditional are not met by 14 December 2005 or, any later date mutually agreed, World Gaming shall be liable to pay the vendors costs in relation to the transaction not exceeding £500,000.

BACKGROUND TO THE TRANSACTION

Following the initial admission to AIM in May 2005, the World Gaming Group has continued to implement its strategy of growing revenues within the existing licensing business. In addition, following the World Gaming Group’s commitment to pursue new licensing opportunities, World Gaming has announced a number of new licensing deals, which it believes will provide growth in revenue in future periods. The World Gaming Group is committed to remain a key licensor of gaming software within this sector.

As the gaming software, the hosting facilities and key supplier relationships already exist within the World Gaming Group, it is believed that entering the business of operations, as well as being a key supplier to the sector will provide greater utilization of the World Gaming Group’s assets.

The SPORTSBETTING.COM Group makes use of an extensive list of URLs and a number of Internet based gaming brands (including www.sportsbetting.com, www.racebook.com and www.win4real.com) which, together with associated trade marks, form part of the acquired assets. The SPORTSBETTING.COM Group offers a full suite of sports betting, horseracing, casino, and poker products on each of its sites as part of the gaming software, which it licenses and sublicenses from the World Gaming Group.

The SPORTSBETTING.COM Group turnover has grown significantly since its inception and industry estimates predict strong growth in the sector to continue. The Directors believe that the SPORTSBETTING.COM Group’s ability to offer a single platform on which users can place bets across sports, casino, horse racing and poker together with strong branding and marketing expertise has positioned the SPORTSBETTING.COM Group to participate vigorously in this growth. The Directors further believe that the SPORTSBETTING.COM Group’s marketing focus on customer acquisition and retention strategies has further added to the value of the business through building a profitable database of recreational players. The Directors believe that the SPORTSBETTING.COM Group’s URLs have been integral to its success. The SPORTSBETTING.COM Group is currently the World Gaming Group’s largest licensee and all of its operations other than marketing are carried out, managed, or sub-licensed by the World Gaming Group, therefore the World Gaming Group believes that the combination of the businesses is expected to be relatively straightforward.

The key strengths of the World Gaming Group, which were outlined at the time of initial admission to AIM in May 2005, are:

•	experienced and respected management team;

•	cash generative, profitable and growing;
•	established, widely used and highly reliable gaming software and infrastructure;
•	excellent record for processing high volumes of transactions;
•	flexible product offering for licensees;
•	track record as provider to the industry leader;
•	low cost and short timescale set up for new licensees; and
•	expansion opportunities including potential acquisitions.

The World Gaming Group believes that these key strengths will be enhanced significantly through the acquisition.

REASONS FOR THE ACQUISITION

The core of the current management team was established in 2003 with the immediate objective to stabilise the Group’s operations and achieve profitability within the gaming software licensing business. Having met these immediate objectives, the Directors began to focus on leveraging key assets including the gaming software itself, the intellectual property and the associated infrastructure. Each of these establishes a strong platform to achieving the objective of moving up the industry value chain by taking ownership of the underlying customer database. This will allow the World Gaming Group to earn all of the revenue, or net win, on each gambling transaction as opposed to a percentage of revenue under existing licensing models.

INFORMATION ON THE SPORTSBETTING GROUP

The SPORTSBETTING.COM Group has established a number of key Internet based gaming brands since its inception in September 1999. Its flagship domain is www.sportsbetting.com and its other primary sites are www.racebook.com and www.win4real.com. The SPORTSBETTING.COM Group offers a full suite of sports betting, horseracing, casino, and poker products on each of its sites as part of the gaming software, which it licenses, and sublicenses from the World Gaming Group.

The SPORTSBETTING.COM Group also includes certain other domain names and the customer database. World Gaming provides software and associated infrastructure requirements from its gaming servers in its secure leased facility in Antigua. In addition, World Gaming facilitates critical third party relationships for transaction processing, customer service and risk management. At present only the marketing and hosting of the front end websites used for marketing is outside the control of World Gaming. As part of the Acquisition, marketing activity that has been carried out by and on behalf of the SPORTSBETTING.COM Group since its inception will be performed by the World Gaming Group. The performance of these activities will be assisted through key marketing relationships that were in existence prior to the proposed Acquisition and previously used by the vendors.

The SPORTSBETTING.COM Group and its associated assets have grown significantly in the six-year period since its inception. The Directors believe that the SPORTSBETTING.COM Group’s URLs, particularly www.sportsbetting.com, have been integral to its success. Another key driver of growth has been the affiliate programs, which have been run by the SPORTSBETTING.COM Group whereby other websites drive traffic to its own websites in return for a portion of the revenues derived from those customers. The

SPORTSBETTING.COM Group also makes extensive use of on-line and off-line advertising as well as using competitions, print advertising, physical mail-outs, advertising at events and customer loyalty programs. The Directors believe that the growth of the business in this period demonstrates the success of the marketing techniques employed and scalability of the SPORTSBETTING.COM Group’s operating model.

With the strength of the SPORTSBETTING.COM Group’s brands, the Directors believe there is an opportunity to target other geographic regions, which will increase revenues, diversify risk and reduce the seasonality, which exists due to the sports seasons in the United States. The addition of non-event reliant products such as poker will further mitigate seasonal demand.

The SPORTSBETTING.COM Group experiences competition from a number of sources, however, the Directors believe that the Internet Gaming market is fragmented and is growing sufficiently quickly that no individual business represents a current and material commercial threat. As the market matures, however, the Directors believe there will be increased competitive pressures and consolidation within the industry. The Directors believe that the Enlarged Group has sufficiently strong operations and management to operate successfully in this environment and to take advantage of consolidation and the opportunities presented.

SUSPENSION OF SHARES IN THE U.S.

Once the AIM trading suspension becomes effective, World Gaming’s American Depositary Receipts (“ADRs”) – which trade on the Over the Counter Bulletin Board – may become subject to a five-day trading halt initiated by the NASD pursuant to Rule 6545. World Gaming understands that any such NASD trading halt would be subject to a five-day maximum duration. World Gaming further understands that if the NASD were to require a full five-day trading halt, trading in the ADRs could not resume until such time as World Gaming’s market makers were able to comply with applicable NASD and the U.S. Securities and Exchange Commission rules which apply once a security has been subject to such a trading halt.

Commenting on the proposed acquisition, Daniel Moran, Chief Executive of World Gaming, said:

“The acquisition represents the World Gaming Group’s first step into Internet gaming operations in its core markets of sports betting, horse racing, casino and poker. Our existing business and assets combined with those of the SPORTSBETTING.COM Group represent a robust platform from which we can continue with our strategy to grow and become a leading consolidator in the industry. We believe that this transaction better positions the Group to target global markets which will increase revenues and diversify risk”.

Enquiries:

World Gaming plc	Tel. +1 888 883 0833

Daniel Moran, Chief Executive

Daniel Stewart & Company	Tel. 020 7776 6550

Ruari McGirr

Bishopsgate Communications Limited	Tel: 020 7430 1600

Maxine Barnes

Dominic Barretto

U.S. SECURITIES ACT NOTICE

The ordinary shares to be issued in connection with the proposed transaction or the related equity offering have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered or sold in the United States or to, or for the account or benefit of, a U.S. person (as such term is defined in Regulations S under the Securities Act) absent registration or an applicable exemption from registration under the Securities Act.

ABOUT THE WORLD GAMING GROUP

World Gaming is a UK based holding company whose subsidiaries participate in I-gaming software and e-business. The World Gaming Group is an international developer, licensor, and provider of online gaming products, including casino, sportsbook, and pari-mutuel betting. For more information about the World Gaming Group, visit its main website at www.worldgamingplc.co.uk.

Interactive Systems Inc., a subsidiary of World Gaming is incorporated and operating out of Antigua, licenses its gaming software to third parties for an initial licensing fee and monthly royalties. Alea Software Inc., in participation with the World Gaming Group develops gaming software and web pages.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

We make certain forward-looking statements in this document within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The Private Securities Litigation Reform Act of 1995 provides a safe harbor for forward-looking statements. To comply with the terms of the safe harbor, we note that a variety of factors could cause our actual results and experience to differ substantially from the anticipated results or other expectations expressed in our forward-looking statements. When words and expressions such as: “believes,” “expects,” “anticipates,” “estimates,” “plans,” “intends,” “objectives,” “goals,” “aims,” “projects,” “forecasts,” “possible,” “seeks,” “may,” “could,” “should,” “might,” “likely,” “enable” or similar words or expressions are used in this document, as well as statements containing phrases such as “in our view” “there can be no assurance,” “although no assurance can be given” or “there is no way to anticipate with certainty,” forward-looking statements are being made. These forward-looking statements speak as of the date of this document.

The forward-looking statements are not guarantees of future performance and involve risk and uncertainties. These risks and uncertainties may affect the operation, performance, development and results of our business and could cause future outcomes to differ materially from those set forth in our forward-looking statements. These statements are based on our current beliefs as to the outcome and timing of future events, and actual results may differ materially from those projected or implied in the forward looking statements. Further, some forward-looking statements are based upon assumptions of future events which may not prove to be accurate. The forward-looking statements involve risks and uncertainties including, without limitation, the risks and uncertainties referred to in our filings with the Securities and Exchange Commission, including our most recent Form 20-F.

We undertake no obligation to publicly update or revise any forward-looking statements as a result of future developments, events and conditions outside of our control. New risk factors emerge from time to time and it is not possible for us to predict all such risk factors, nor can we assess the impact of all such risk factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ significantly from those forecast in any forward-looking statements. Given these risks and uncertainties, investors should not overly rely or attach undue weight to our forward-looking statements as an indication of our actual future results.